UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One)   [X] Form 10-K   [  ] Form 20-F   [  ] Form 11-K   [  ] Form 10-Q   [  ] Form N-SAR

For Period Ended: July 31, 2001
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:

      Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information

Full Name of Registrant:   ARI Network Services, Inc.
Former Name if Applicable:
Address of Principal Executive Office (Street and Number): 330 East Kilbourn Avenue
City, State and Zip Code: Milwaukee, Wisconsin 53202

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.
(Attach Extra Sheets if Needed)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1344 (2-99)

      The Registrant is unable to file the subject report within the prescribed time period because the Registrant is currently in the process of internal restructurings, redeveloping the Company's business plan and a work-out of its debt, which may be completed at or just subsequent to the due date of the Registrant's Form 10-K. The Company's workforce has been reduced. Due to the internal and debt restructurings and the reduced staff availability, the 10-K cannot be filed on time without unreasonable effort and expense. If the Registrant completes the transactions, the Registrant will need to materially revise certain financial disclosures and forward-looking statements in its Form 10-K.

Part IV--Other Information
(1)	Name and telephone number of person to contact in regard to this notification
	Timothy Sherlock (Name)	(414) (Area Code)	278-7676 (Telephone Number)

(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X]Yes [ ]No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X]Yes [ ]No

      The Company anticipates that it will have a net loss of approximately $13,025,000 for the year ended July 31, 2001, compared to $7,602,000 for the year ended July 31, 2000. The increase in net loss is primarily due to a restructuring designed to refocus resources from the Company's communication products, which generate negative cash margins, to the Company's core catalog products, which contribute greater cash margins, in order to reach sustainable cash generation and earnings. During the quarter ended July 31, 2001, the Company incurred non-cash amortization charges of $7,333,000 for the write-off of impaired assets related to our network platform and communication software and $433,000 in accrued restructuring expense related to severance and future minimum lease payments. As of October 25, 2001, the Company had reduced its number of full-time equivalents to 101 from 131 prior to the restructuring.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                           ARI Network Services, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date October 29, 2001	By /s/ Timothy Sherlock Timothy Sherlock, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).